SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 01, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS (1)
June 30, 2006 (2)

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH BRASIL TELECOM PARTICIPAÇÕES S.A.	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Private Debenture	Controlled	1,300,000	01/27/2001	07/27/2006		553,202 (100% CDI)	06/30/2006
02	Non-remunerated guarantee Consórcio Voa (4)	Affiliated	2,808	12/27/1999	06/26/2007		444	06/30/2006
03	Non-remunerated guarantee BNDES Loans – 2000	Controlled	2,191,644	11/28/2000	12/17/2007		632,501	06/30/2006
04	Remunerated guarantee BNDES Loans – 2002	Controlled	325,470	10/15/2002	12/17/2007		67,807 (0.12% p.a.)	06/30/2006
05	Remunerated guarantee FCO Loan	Controlled	20,000	03/12/2003	01/01/2008		8,001 (0.12% p.a.)	06/30/2006
06	Remunerated guarantee FCO Loan	Controlled	30,000	04/19/2006	04/01/2008		30,790 (0.12% p.a.)	06/30/2006
07	Non-remunerated guarantee Resolution 63	Controlled	100,055	01/31/2000	04/01/2011		47,008 (0.12% p.s.)	06/30/2006
08	Inter-company Loan	Controlled	79,134	02/02/1999	07/01/2014		51,169 (US$ + 1.75% p.a.)	06/30/2006
09	Remunerated guarantee BNDES Loans – 2004	Controlled	1,245,462	08/26/2004	04/15/2011		1,180,814 (0.42% p.a.)	06/30/2006
10	Remunerated guarantee Public Debenture (3rd Issuance)	Controlled	500,000	07/05/2004	07/05/2009		539,988 (0.42% p.a.)	06/30/2006
11	Lease Contract for Tax Credit	Controlled	64,104	02/23/2006	08/22/2006		103,348 (SELIC rate)	06/30/2006
12	Operational and Financial Resources Sharing Contract	Controlled	3,548	01/02/2006	01/02/2007		1659	06/30/2006
13	Pledge Agreement	Controlled	220,305(3) (0.12% p.a.)	03/30/2006	12/31/2006		220,305	06/30/2006

(1) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
(2) Non-audited data
(3) This is the amount for guarantee limit. Therefore, Brasil Telecom Participações S.A. is remunerated by Brasil Telecom S.A. in the amount of R$264,000.
(4) Brasil Telecom Participações S.A. is a part of the pool (Consórcio Voa).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 01, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer